UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GSK recommends shareholders reject mini-tender offer by TRC Capital

Issued: 4 June 2021, London UK

GlaxoSmithKline plc ("GSK") has been notified of an unsolicited "mini-tender" offer by TRC Capital Investment Corporation ("TRC") to purchase up to 3,000,000 American Depositary Shares ("ADSs"), or approximately 0.1192% percent of the outstanding issued ordinary shares of GSK (excluding treasury shares) as at the close of business yesterday, at a price of $37.10 per ADS in cash. As described by TRC, its offer is being made at a 4.5% percent discount to the closing price of $38.85 per ADS on the New York Stock Exchange on 21 May 2021, the last trading day before the offer commenced, and is below yesterday's closing price of $38.71.

For the reasons above, GSK does not endorse TRC's offer and recommends that ADS holders reject the offer and do not tender their ADSs in response to the offer by TRC. This mini-tender offer is at a price below the closing price for GSK's ADSs (as of the last trading day prior to the offer) and is subject to numerous conditions. According to TRC's offer documents, GSK ADS holders who have already tendered their shares may withdraw their ADSs at any time prior to 12:01 a.m. New York City time, on Wednesday, 23 June 2021, the expiration date set forth in the offer documents (unless extended), by written notice described in the offer documents. GSK urges ADS holders to obtain current market quotes for their ADSs, to review the conditions to TRC's mini-tender offer, to consult with their brokers or financial advisors and to exercise caution with respect to this mini-tender offer.  GSK is in no way associated with TRC, the mini-tender offer or the offer documents.

TRC has made many similar, unsolicited mini-tender offers for shares of other companies. Mini-tender offers seek less than 5 percent of a company's outstanding shares, thereby avoiding many disclosure and procedural requirements of the Securities and Exchange Commission (the "SEC") that apply to offers for more than 5 percent of a company's outstanding shares. As a result, mini-tender offers do not provide investors with the same level of protection as provided by larger tender offers under United States securities laws. The SEC has issued tips for investors regarding mini-tender offers on its website at www.sec.gov/investor/pubs/minitend.htm. The SEC has cautioned investors that some mini-tender offers "have been increasingly used to catch investors off guard" and that investors "may end up selling their securities at below-market prices."

GSK encourages brokers and dealers, as well as other market participants, to review the SEC's recommendations to broker-dealers in these circumstances, which can be found on the SEC website and the Information Memo Number 01-27 issued by the New York Stock Exchange on September 28, 2001 regarding the dissemination of mini-tender offer materials.

GSK requests that a copy of this announcement be included with all distributions of materials relating to TRC's mini-tender offer relating to GSK ADSs.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: June 04, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc